SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ---------

                                   FORM 6-K

                                  ---------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 13, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

        ---------------------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

        ---------------------------------------------------------------





         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F     X              Form 40-F
                         ---------                    ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


               Yes                          No            X
                         ---------                    ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Circular

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares in CNOOC Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CNOOC Limited
[Chinese characters]

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSAL FOR SUBDIVISION OF SHARES

A notice convening an extraordinary general meeting of CNOOC Limited to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 16 March 2004 at 10:00 a.m. is set out on page 6 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible to the registered office of CNOOC Limited at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong in any event not less than 48 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

CONTENTS
                                                                         Page

Expected Timetable..........................................................1

Definitions.................................................................2

Letter from the Board.......................................................2

Introduction................................................................3

Proposal for subdivision of shares..........................................3

Change of board lot size....................................................4

Conditions of the share subdivision.........................................4

Listing and dealing.........................................................4

Free exchange of share certificates.........................................4

Trading arrangements for subdivided shares..................................4

Arrangement on odd lot trading..............................................5

EGM.........................................................................5

Recommendation..............................................................5

Notice of Extraordinary General Meeting.....................................6

EXPECTED TIMETABLE

Year 2004

Latest time for lodging forms of proxy for the EGM..................10:00 a.m. on Sunday, 14 March

EGM.................................................................10:00 a.m. on Tuesday, 16 March

The following events are conditional on, among others, the results of the EGM:

Effective date of Share Subdivision.................................Wednesday, 17 March

Dealing in Subdivided Shares commences..............................9:30 a.m. on Wednesday, 17 March

Existing counter for trading in Shares in board lots of 500
Shares temporarily closes...........................................9:30 a.m. on Wednesday, 17 March

Temporary counter for trading in Subdivided Shares in board
lots of 2,500 Subdivided Shares (in the form of existing share certificates) opens.................................................9:30 a.m. on Wednesday, 17 March

First day of free exchange of certificates for Shares for new certificates for the Subdivided Shares..............................Wednesday, 17 March

Existing counter for trading in Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of new certificates for
Subdivided Shares) reopens..........................................9:30 a.m. on Wednesday, 31 March

Parallel trading in Subdivided Shares (in the form of new
certificates for Subdivided Shares and existing certificates for Shares) commences...............................................9:30 a.m. on Wednesday, 31 March

Temporary counter for trading in Subdivided Shares in board lots of 2,500 Subdivided Shares (in the form of existing certificates for Shares) ends....................................................4:00 p.m. on Monday, 26 April

Parallel trading in Subdivided Shares (in the form of new
certificates for Subdivided Shares and existing certificates for
Shares) ends........................................................4:00 p.m. on Monday, 26 April

Last day for free exchange of certificates for Shares for new certificates for Subdivided Shares..................................4:00 p.m. on Thursday, 29 April

Matching service for the sale and purchase of odd lots of
Subdivided Shares ..................................................from Wednesday, 17 March to Monday, 26 April

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"ADR(s)" American Depositary Receipt(s)

"Agent" Dao Heng Securities Limited, a deemed licensed corporation for types 1, 4, 6, 7 and 9 regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Board" the board of Directors

"CCASS" the Central Clearing and Settlement System established and operated by HKSCC

"Company" CNOOC Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Stock Exchange

"Director(s)" the director(s) of the Company from time to time

"EGM" the extraordinary general meeting of the Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 16 March 2004 at 10:00 a.m., notice of which is set out on page 6 of this circular and any adjournment thereof

"HK$" Hong Kong dollars, the lawful currency of Hong Kong

"HKSCC" Hong Kong Securities Clearing Company Limited

"Hong Kong" the Hong Kong Special Administrative Region of the People's Republic of China

"Latest Practicable Date" 9 February 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

"Listing Rules" the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

"Share(s)" existing share(s) of HK$0.10 each in the capital of the Company

"Share Registrar" Hong Kong Registrars Limited, the Company's share registrar

"Share Subdivision" the proposal that each of the existing issued and unissued shares of HK$0.10 each in the share capital of the Company be subdivided into five shares of HK$0.02 each in the capital of the Company

"Shareholder(s)" the holder(s) of shares in the Company

"Stock Exchange" the Stock Exchange of Hong Kong Limited

"Subdivided Share(s)" the share(s) of HK$0.02 each in the capital of the Company which will result from the Share Subdivision

"Trading day" a day, other than a Saturday or a Sunday, on which licensed banks are open for business in Hong Kong and the Stock Exchange is open for the business of dealing in securities

                             LETTER FROM THE BOARD

CNOOC Limited
[Chinese characters]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

Board of Directors:                                Registered Office:
Fu Chengyu (Chairman and Chief Executive Officer)  65th Floor
Jiang Longsheng                                    Bank of China Tower
Zhou Shouwei                                       1 Garden Road
Chiu Sung Hong*                                    Luo Han Hong Kong
Dr. Kenneth Courtis*
Dr. Erwin Schurtenberger*
Evert Henkes*

* Independent non-executive Director
11 February 2004
To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR SUBDIVISION OF SHARES

1. INTRODUCTION

The purpose of this circular is to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the resolutions as mentioned herein and which, inter alia, will be dealt with at the EGM to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on Tuesday, 16 March 2004 at 10:00 a.m.

This circular contains the information concerning the proposed Share Subdivision which is required to be sent to Shareholders under the Listing Rules.

2. PROPOSAL FOR SUBDIVISION OF SHARES

By an announcement dated 26 January 2004, the Board announced that the Company would put to its shareholders a proposal that each of the existing issued and unissued shares of HK$0.10 each in the capital of the Company be subdivided into five shares of HK$0.02 each. Upon completion of the Share Subdivision and the change of the board lot size for trading, the monetary value of each board lot of the Subdivided Shares will be less than the value of the existing board lot of Shares. In view of the prevailing market condition, the Board considers that the Share Subdivision may improve liquidity of the Subdivided Shares and enable the Company to attract more investors and widen its shareholder base.

As at the Latest Practicable Date, the authorised share capital of the Company is HK$15,000,000,000.00 which is divided into 150,000,000,000 Shares, of which 8,214,165,655 Shares are in issue. Immediately upon completion of the Share Subdivision, the authorised share capital of the Company will be HK$15,000,000,000.00 comprising 750,000,000,000 Subdivided Shares, of which 41,070,828,275 Subdivided Shares will be in issue and fully paid assuming that no further Shares are issued or repurchased prior to the completion of the Share Subdivision. The Subdivided Shares will rank pari passu in all respects with the Shares in issue prior to the Share Subdivision (but their nominal value will be different) and the rights attaching to the Subdivided Shares will not be affected by the Share Subdivision.

The Company has securities in the form of American Depositary Receipts listed on the New York Stock Exchange, Inc. Each ADR of the Company represents 20 Shares. It is also proposed that upon the Share Subdivision becoming effective, the ratio of the outstanding ADRs be changed such that one ADR, which currently represents 20 Shares, will represent 100 Subdivided Shares. Further details on the proposed change to the ADRs will be provided to the Company's ADR holders as soon as practicable.

3. CHANGE OF BOARD LOT SIZE

At present, the Shares are traded in board lots of 500 Shares and upon fulfillment of the conditions of the Share

Subdivision, the board lot will be increased and will be 1,000 Subdivided
Shares.

4. CONDITIONS OF THE SHARE SUBDIVISION

The Share Subdivision is conditional upon, inter alia:

(a) the passing of an ordinary resolution by shareholders of the Company at an extraordinary general meeting of the Company; and

(b) the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Subdivided Shares and the Subdivided Shares to be issued pursuant to the exercise of options in accordance with the Company's share option schemes.

Apart from the payment of the expenses for the Share Subdivision, implementation of the Share Subdivision will not, of itself, alter the underlying assets, business operations, and management or financial position of the Company or the proportional interests of the Shareholders in the Company. The Board believes that the Share Subdivision will not have a material adverse effect on the financial position of the Company and its subsidiaries.

5. LISTING AND DEALING

An application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subdivided Shares and the Subdivided Shares to be issued pursuant to the exercise of options in accordance with the Company's share option schemes.

Subject to the granting of the listing of, and permission to deal in, the Subdivided Shares on the Stock Exchange, the Subdivided Shares will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement date of dealings in the Subdivided Shares on the Stock Exchange or such other date as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

For those persons whose interests in the Company are currently held through CCASS, dealings in the Subdivided Shares are expected to be capable of settlement through CCASS with effect from the commencement date of dealings in the Subdivided Shares on the Stock Exchange and without any need on the part of such persons to deposit new share certificates in respect of the Subdivided Shares with HKSCC.

6. FREE EXCHANGE OF SHARE CERTIFICATES

Subject to fulfilment of the conditions set out above and the Share Subdivision taking effect, it is expected that, as from 17 March 2004, new share certificates will be issued in board lots of 1,000 Subdivided Shares. Existing share certificates can be submitted to the Share Registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for exchange for new share certificates for the Subdivided Shares, free of charge, between 9:00 a.m. and 4:00 p.m. from 17 March 2004 to 29 April 2004 (both days inclusive). Thereafter, the light blue share certificates for the Shares will remain effective as documents of title, on the basis of one Share for five Subdivided Shares and may be exchanged for new purple share certificates for the Subdivided Shares at any time on payment of a prescribed fee. It is expected that the share certificates for the Subdivided Shares will be available for collection within a period of 10 business days after the submission of the existing share certificates to the Share Registrar for exchange.

The new share certificates for new Shares will be purple in colour in order to distinguish them from the existing share certificates which are light blue in colour.

7. TRADING ARRANGEMENTS FOR SUBDIVIDED SHARES

Subject to the Share Subdivision becoming effective, dealings in the Subdivided Shares are expected to commence on 17 March 2004. Parallel trading arrangements will be established with the Stock Exchange and will be operated from 31 March 2004 to 26 April 2004, both days inclusive, at the counters mentioned below:

(a) from 9:30 a.m. on 17 March 2004, the original counter for trading in the Shares will be temporarily closed;

(b) with effect from 9:30 a.m. on 17 March 2004, a temporary counter for trading in the Subdivided Shares (in the form of light blue share certificates for the Shares) will be established. Only existing light blue share certificates can be traded at this counter and such light blue share certificates will be valid for settlement and delivery for trading transacted at this counter on the basis of one Share for five Subdivided Shares for the period up to and including 26 April 2004;

(c) with effect from 9:30 a.m. on 31 March 2004, the original counter will be reopened for trading in the Subdivided Shares in board lots of 1,000 Subdivided Shares (in the form of purple share certificates for the Subdivided Shares). Only the purple share certificates for the Subdivided Shares can be traded at this counter;

(d) during the period from 31 March 2004 to 26 April 2004 (both dates inclusive), there will be parallel trading at the two counters detailed in paragraphs (b) and (c) above;

(e) after 4:00 p.m. 26 April 2004, the temporary counter for trading in the Subdivided Shares (in the form of the existing light blue share certificates) will be closed;

(f) thereafter, trading will only be in the form of purple share certificates for the Subdivided Shares and the existing light blue share certificates will cease to be marketable and will not be acceptable for delivery and settlement purposes but will remain effective as documents of title on the basis of one Share for five Subdivided Shares as referred to above.

8. ARRANGEMENT ON ODD LOT TRADING

In order to facilitate the trading of odd lots of Subdivided Shares as a result of the Share Subdivision, the Company has appointed the Agent to provide a "matching service" to those Shareholders who wish to top-up or sell their holdings of odd lots of Subdivided Shares.

The Agent will provide the service to match the sale and purchase of odd lots of Subdivided Shares during the period from 17 March 2004 to 26 April 2004, both dates inclusive. Holders of Subdivided Shares in odd lots who wish to take advantage of this facility either to dispose of or top up their odd lots to a board lot of 1,000 Subdivided Shares may directly or through their brokers contact Ms Priscilla Cheung of the Agent at 12th Floor, The Center, 99 Queen's Road Central, Hong Kong on telephone number 2218 2910 or fax number 2285 3150 during such period. Shareholders should note that the matching service is on a "best efforts" basis only and successful matching of the sale and purchase of odd lots of Subdivided Shares is not guaranteed and will depend on there being adequate amounts of odd lots of Subdivided Shares available for such matching.

Shareholders are recommended to consult their stockbroker, other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser if they are in any doubt about the matching facility described above.

9. EGM

You will find on page 6 of this circular a notice of the EGM to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 16 March 2004 at 10:00 a.m.

Whether or not you are able to attend the EGM in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible but in any event no later than

48 hours before the time appointed for the holding of EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you wish.

10. RECOMMENDATION

The Board considers that the Subdivision is in the interests of the Company and the Shareholders. Accordingly, the Board recommends that the Shareholders vote in favour of the resolution to be proposed at the EGM.

Yours faithfully,
For and on behalf of the Board
FU Chengyu
Chairman


                   NOTICE OF EXTRAORDINARY GENERAL MEETING


CNOOC Limited
[Chinese characters]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of CNOOC Limited (the "Company") will be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 16 March 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, passing, with or without modification, the following resolution as an Ordinary Resolution:

     ORDINARY RESOLUTION

"THAT subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of, and permission to deal in, the shares of the Company in their subdivided form, every one issued and unissued share of HK$0.10 each in the capital of the Company as at the date on which this resolution is passed be and is hereby subdivided into five shares of HK$0.02 each in the capital of the Company with effect from 17 March 2004 and that the board of directors of the Company be and is hereby authorized to do all things and execute all documents in connection with or incidental to such subdivision."


By Order of the Board
Cao Yunshi
Company Secretary
Hong Kong, 11 February 2004

Note:

Any Shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one (1) or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a shareholder of the Company.

Shareholders must appoint a proxy in writing. Such instrument should be signed by the person appointing the proxy or by such person's authorised representative. If the form of proxy is signed by another person so authorized by the shareholder, the power of attorney or other authorising document must be certified by a notary. The notarially certified power of attorney or other authorising document together with the proxy form must be returned to the Registered Office of the Company not later than 48 hours prior to the commencement of the Extraordinary General Meeting. The completion and deposit of a form of proxy will not preclude any shareholder from attending and voting at the Extraordinary General Meeting.

Registered Office of the Company:

65/F, Bank of China Tower,
1 Garden Road, Hong Kong
Tel: 852-2213 2500
Fax: 852-2525 9322

CNOOC LIMITED
[Chinese characters]
(Incorporated in Hong Kong with limited liability)

Form of proxy for the Extraordinary General Meeting to be held on 16 March 2004

I/We (Note 1) of being the registered holder(s)of shares (Note 2) of HK$0.10 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING (Note 3) or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-la Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 16 March 2004 at 10:00 a.m. for the purposes of considering and, if thought fit, passing the Resolution as set out in the Notice of Extraordinary General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolution as indicated below (Note 4).

     RESOLUTION  FOR (Note 4)    AGAINST (Note 4)

To subdivide every one issued and unissued share of HK$0.10 each in the capital of the Company into five shares of HK$0.02 each.

Date this       day of             2004 Signed (Note 5)

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2. Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3. If any proxy other than the Chairman is preferred, strike out the words "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Extraordinary General Meeting.

5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6. In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company's registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.


                                     End

Notes to Editors:


          CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world.

As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 353,102 BOE (unaudited) per day for the first nine months of 2003.

CNOOC Limited is currently engaged in exploration, development and production in 4 major areas offshore China, which covers Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude producers in Indonesia.

The Company has about 2,047 employees.


                CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***
This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Limited (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in PRC economic, political and social conditions as well as government policies.

*** *** ***

For further inquiries, please contact:

------------------------------------------------------------------------------
Mr. Xiao Zongwei                Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
CNOOC Limited                   Ketchum Newscan Public Relations
Tel: +86 10 8452 1646           Tel: 852-3141-8016/852-3141-8063/852-3141-8091
Fax: +86 10 8452 1441           Fax: 852-2510-8199
E-mail: xiaozw@cnooc.com.cn     E-mail: anne.lui@knprhk.com
                                        carol.chan@knprhk.com
                                        maggie.chan@knprhk.com
------------------------------------------------------------------------------

                                  SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                                   CNOOC Limited


                                                   By:  /s/ Cao Yunshi
                                                      -----------------------
                                                      Name:   Cao Yunshi
                                                      Title:  Company Secretary

Dated: February 13, 2004